SECURITIES AND EXCHANGE COMMISSION
                                             Washington, D.C. 20549
                                                ________________
                                                   FORM 12b-25
                                              Commission File Number:  1-4719

                                           NOTIFICATION OF LATE FILING
                                                  (Check One):
[ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q [ ]Form N-SAR
For Period Ended: March 31, 1994

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on From N-SAR

For the Transition Period Ended:________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: The notification relates to the entire Form 10-Q.

                                         Part I - Registrant Information

Full name of registrant:                          The Deltona Corporation

Former name, if applicable:                       Not applicable

Address of principal
  executive office (Street and Number):           3250 S.W. Third Avenue

City, State and Zip Code:                         Miami, Florida  33129

                                        Part II - Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]      (a)     The reasons described in reasonable detail in Part III of
                 this form could not be eliminated without unreasonable effort or expense;

[ ]      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
                 thereof will be filed on or before the fifteenth calendar
                 day following the prescribed due date; or the subject
                 quarterly report or transition report on Form 10-Q, or
                 portion thereof will be filed on or before the fifth
                 calendar day following the prescribed due date;   and

[ ]      (c)     The accountant's statement or other exhibit required by
                 Rule 12b-25(c) has been attached if applicable.



                                              Part III - Narrative


         As explained in the Company's Notification of Late Filing on Form 12b-25, filed on March 30, 1994 with respect to the Company's Annual Report on Form 10-K for the year ended December, 1993, the Company continues to face severe financial difficulties due to a lack of working capital. During the last several months, the Company and its principal shareholders, Selex International B.V., a Netherlands Corporation ("Selex"), which holds 43.1% of the Company's outstanding Common Stock, and Yasawa Holding N.V., a Netherlands Antilles Corporation ("Yasawa"), which holds approximately 4.4% of the Company's outstanding Common Stock, have been seeking third parties to provide financing for the Company. Selex and Yasawa have indicated that as part of any such transaction, they would be willing to sell or restructure all or a portion of their loans to, and Common Stock held in, the Company. While the Company, together with Selex, Yasawa and their affiliates, has engaged in preliminary discussions with certain third parties which could, if successfully concluded, result in financing being provided to the Company, no transaction has yet materialized.
          In the interim, the Company continues to suffer from a critical liquidity problem. The Company has defaulted on certain obligations, including its escrow obligations to the State of Florida, Department of Business Regulation, Division of Land Sales, Condominiums and Mobile Homes ("Division"), its obligations under its lease for its corporate offices and its obligation to make required interest payments under loans from Selex, Yasawa and their affiliates. In addition, the Company has been unable to pay certain real estate taxes and is subject to certain pending litigation which may adversely affect the financial position of the Company. Further, the Company has been unable to meet certain operating expenses that have become due, including payment of the necessary fees to its accountants in connection with the annual audit of the Company's financial statements. Since December 31, 1993 the Company's staffing levels have been reduced by 70%, and the Company has been delinquent in meeting its payroll obligations to its executive officers. As indicated in the Company's Form 12b-25 filed with respect to its Form 10-K, the Company's independent auditors are unable to render their opinion on the consolidated financial statements of the Company for the year ended December 31, 1993 until such time as the Company obtains sufficient working capital to enable the Company to re-employ the personnel necessary to compile the information required to file the Form 10-K for the year ended December 31, 1993.
         Since the filing of the Form 12b-25 with respect to the Company's Form 10-K, Antony Gram, a former director of the Company and the beneficial owner of all of the Company's Common Stock held by Selex and Yasawa, has resigned as a director and vice chairman of the Board. In addition, the Company's executive vice president has been removed from such position following his institution of a lawsuit against the Company and certain of the Selex directors. Trading of the Company's Common Stock on the New York and Pacific Stock Exchanges has been suspended and proceedings to delist the Common Stock of the Company are being instituted by both stock exchanges.

         The Company has been able to meet some of its working capital obligations by obtaining access to the cash flow from certain pledged contracts receivable for the month of May, 1994 and from proceeds from the sale of certain properties, thus affording the Company, together with Selex, Yasawa and their affiliates, time in which to pursue a transaction that could result in financing being provided to the Company. Additionally, Yasawa has agreed to provide a limited amount of funds to the Company to enable it to pay certain expenses during May, 1994.
         There can be no assurance that any of the pending negotiations will result in the provision of financing to the Company or that the Company will be able to obtain the financing necessary to address its working capital problems. If these problems are not resolved, the Company may be required to seek protection under the federal bankruptcy laws. In any event, the Company will not be able to complete its 1993 financial statements and Annual Report on Form 10-K or its Quarterly Report on Form 10-Q for the quarter ended
March 31, 1994 unless and until it obtains the funding to pay its independent auditors and to re-employ the necessary internal accounting personnel. At the present time, the Company is uncertain whether such funding will be obtained.

                                           Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:


         Michelle R. Garbis                    (305)        854-1111
              (Name)                        (Area Code)(Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                    [ ] Yes  [X] No

                 As discussed in Part III above, the Company has been delayed in filing its Annual Report on Form 10-K for the year ended December 31, 1993.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be released by the earnings statements to be included in the subject report or portion thereof?

                                                    [ ] Yes  [X] No







                                             The Deltona Corporation
                                  (Name of registrant as specified in charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:     May 13, 1994                       By:      Michelle R. Garbis
                                                      Michelle R. Garbis
                                                      Sr. Vice President and
                                                      Corporate Secretary